

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 10, 2008

Mr. Jerry M. Brooks
Chief Financial Officer
Dril-Quip, Inc.
13550 Hempstead Highway
Houston, Texas 77040

Re: **Dril-Quip, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed February 29, 2008
        Form 10-Q for Fiscal Quarter Ended March 31, 2008
        Filed May 9, 2008
        Form 10-Q for Fiscal Quarter Ended June 30, 2008
        Filed August 7, 2008
        Form 10-Q for Fiscal Quarter Ended September 30, 2008
        Filed November 10, 2008
        Response letter dated November 21, 2008
        File No. 001-13439

Dear Mr. Brooks:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Results of Operations, page 22

1.   We understand from your response to prior comment 1 that you will include in future filings a discussion about the composition of product sales according to the type of product (e.g. subsea equipment, surface equipment and offshore rig equipment), including a breakdown showing sales for these various types of products. However, we note that while you provided some incremental disclosure in your third quarter report, you have not added disclosure about revenues

associated with these products. Tell us why this disclosure was not provided and submit an example of the specific language that you will use to address the composition of product sales, as described in your reply.

Financial Statements

Statements of Income, page 33

2.   We note your response to prior comment 3, indicating that you would prefer to limit compliance with Rule 5-03(b) of Regulation S-X to future filings, as it relates to presenting sales and cost of sales separately for products and services. Please submit for review a schedule showing this activity for each period presented.

Revenue Recognition, page 39

3.   We note your response to prior comment 4, regarding your accounting for sales of products and services. You state that although 4 of your 5 top selling products require your running tools to install, and even though some customers also require technical advisory services to install your products, at the time of shipping your *standard* inventory products, you are "…not contractually obligated to perform these technical advisory installation services or to rent our running tools." You further clarify by stating...

●   "…we do not install the products we sell to any of our customers;"

●   sales of technical advisory services and rental of running tools are [always] covered by separate contracts which are "…negotiated, priced and sold separately…" from sales of products; and

●   at the time of delivery, you "…are not obligated to perform any subsequent services relating to installation."

Please expand your policy note to encompass these various points; also clarifying the extent to which these assertions are true for standard and non-standard products alike; including those being accounted for under the percentage-of-completion method; and indicating the relative significance of standard and non-standard product revenues.

If you are unable to make the same assertions for your non-standard products, please provide details sufficient to understand how the service and rental elements are being factored into your percentage-of-completion computations.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief